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                                  EXHIBIT 21.1


Subsidiaries of Carrollton Bancorp



Carrollton Bancorp

     Carrollton Bank

          Carrollton Financial Services, Inc.

          Carrollton Community Development Corp.

          Carrollton Mortgage Services, Inc.




Subsidiaries are indicated by indentation. All subsidiaries are 100% owned, except for Carrollton Community Development Corp. which is 87.5% owned.






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